UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of October 26, 2002 to November 25, 2002

CINAR Corporation

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____    Form 40-F  X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____      No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

_____CINAR Corporation__________

            (Registrant)

Date:  January 31, 2003

By:  __George Rossi______________

George Rossi

Interim President & CEO,

Sr. VP & Chief Financial Officer

(Signature)*

*Print the name and title of the signing officer under his signature.

Montreal, January 31, 2003

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

USA

Attention:

Mr. Paul Dudek

Office of International Corporate Finance

Re:

CINAR Corporation (the “Company”)

Variable Multiple Voting Shares (Class “A”)

Limited Voting Shares (Class “B”) and

Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between October 26, 2002 and November 25, 2002 CINAR has not granted any options to acquire Class “B” shares of the Company.

For the same period, no options to acquire Class “A” and Class “B” shares were exercised.

However, for the same period, the following options were cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares
October 28, 2002	Louise Sansregret	6,500 B
October 28, 2002	François Laroque	150 B
October 31, 2002	Julie Pelletier	250 B
November 20, 2002	Rachel Welch	900 B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, is a copy of the Company’s Report on Form 6-K dated November 29, 2002 (the “Report”), electronically signed by an authorised person of the Company.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Yours truly,

Mark D. Chernin

Mark D. Chernin

Vice-President, Business and Legal Affairs

/eja

Enclosures

cc:

Mr. George Rossi

Ms. Lucy Caterina

CINAR Corporation

For the period of October 26, 2002 to November 25, 2002:

Date	Name	Number of Shares
October 28, 2002	Louise Sansregret	6,500 B
October 28, 2002	François Laroque	150 B
October 31, 2002	Julie Pelletier	250 B
November 20, 2002	Rachel Welch	900 B